To the Holders of
Trust Investment Enhanced Return Securities SM
Corporate Bond-Backed Certificates, IBM 1997-4
      ZTF Class
      Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERSsm Corporate Bond-Backed Certificates, Series IBM 1997-4, hereby gives notice with respect to the Distribution occurring on December 1, 1999 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a Dollar amount per $1,000 original face amount of securities, is:

Class                    Principal      Interest        Total Distribution
ZTF Class                $0.00          $0.00           $0.00
Amortizing Class         $13.1205       $34.9862        $69.1067

2. The amount of aggregate interest due and unpaid as of the Distribution Date is $0.00.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. The aggregate stated principal amount of IBM 7 1/8% Debentures due 12/1/2096 (the "Term Assets") held for the above trust is $100,000,000. Ther Term Assets are currently rated A1 by Moody's Investors Service, Inc. and A by Standard and Poor's Ratings Group.

5. The Aggregate Certificate Principal Balance of each class of Certificates at the close of business on the Distribution Date is set forth below:

Class            Principal
ZTF Class        $100,000,000.00
Amortizing Class $ 69,528,280.62

                U.S. BANK TRUST NATIONAL ASSOCIATION